File #: 0-12600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

for the Quarter ending March 31, 2005

NORSAT INTERNATIONAL INC.

(Registrant’s Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If ‘Yes’ is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:

May 12, 2005

By: Signed “Cameron Hunter”

Cameron Hunter

Acting Chief Financial Officer

_____________________________________________________________

Financial Statements

For the Three Months Ended March 31, 2005

Norsat International Inc.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

-	-	March 31,	-	December 31,
2005	2004
-	-	(Unaudited)	-	(Audited)

Assets
Current assets:
Cash and cash equivalents $	3,784,953	$4,978,210
Short-term investments	37,000	72,000
Accounts receivable	1,870,344	1,966,298
Inventory	3,943,545	3,433,155
Prepaid expenses and other	157,701	228,178
9,793,543	10,677,841

Property and equipment	1,023,352	1,049,267
Goodwill	440,095	440,095
Deferred finance costs	28,380	31,727
$11,285,370	$12,198,930

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,472,976	$729,661

Accrued liabilities	1,188,319	1,780,970
Liabilities from discontinued operations	51,975	51,648
Deferred revenue	67,600	73,271
2,780,870	2,635,550

Long-term debt	1,560,123	1,467,594

Shareholders' equity:
Share capital	40,901,057	40,901,057
Contributed surplus	1,256,240	1,220,009
Equity component of long-term debt	1,909,127	1,909,127
Deficit	(37,122,047)	(35,934,407)
6,944,377	8,095,786
$11,285,370	$12,198,930

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended
	March 31,
	2005	2004

Sales	$2,519,119	$4,357,511

Cost of sales	1,560,322	2,307,762
	958,797	2,049,749
Expenses:
Selling, general and administrative	1,478,159	1,425,118
Product development	408,849	361,248
Amortization	159,266	150,178
	2,046,274	1,936,544
Earnings (loss) from continuing operations before other expenses and income taxes	(1,087,477)	113,205

Other expenses (note 2)	92,958	101,633
Earnings (loss) from continuing operations before income taxes	(1,180,435)	11,572

Income tax expense	6,693	-
Earnings (loss) from continuing operations	(1,187,128)	11,572

Recovery (loss) from discontinued operations	(512)	720,444

Net earnings	$(1,187,640)	$732,016

Deficit, beginning of period	(35,934,407)	(37,087,745)

Deficit, end of period	$(37,122,047)	$(36,355,729)

Net earnings (loss) per common share - basic and diluted (note 3)
Continuing operations	$(0.03)	$0.00
Discontinued operations	$(0.00)	$0.02
Net earnings (loss)	$(0.03)	$0.02

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended
	March 31,
	2005	2004

Cash provided by (used in):
Operations:
Earnings (loss) from continuing operations	$(1,187,128)	$11,572
Items not involving cash:
Amortization	159,266	150,178
Interest accreted on long-term debt and deferred finance cost amortization	88,044	76,125
Foreign exchange gain	(9,184)	(27,355)
Stock-based compensation	36,231	34,529
Changes in non-cash operating working capital (note 5)	(198,966)	117,793
Cash provided by (used in) continuing operations	(1,111,737)	362,842

Recovery (loss) from discontinued operations	(512)	720,444
Changes in non-cash working capital	327	(818,415)
Cash used in discontinued operations	(185)	(97,971)
	(1,111,922)	264,871

Investments:
Net purchase of property and equipment	(133,351)	(2,684)
Sale (purchase) of short-term investments	35,000	(1,700,000)
	(98,351)	(1,702,684)

Financing:
Proceeds on exercise of warrrants	-	441,101
	-	441,101

Effect of change in exchange rates on cash	17,016	41,495

Decrease in cash and cash equivalents	(1,193,257)	(955,217)

Cash and cash equivalents, beginning of period	4,978,210	2,581,141

Cash and cash equivalents, end of period	$3,784,953	$1,625,924

Supplemental cash flow and other disclosure (note 5)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

1 Significant accounting policies:

(a)

Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, and the accounting polices used, are consistent with the most recent annual financial statements.  These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company's 2004 Annual Report.

(b)

Stock-based compensation:

The Company accounts for its stock-based compensation using the fair value based method.  The Canadian Institute of Chartered Accountants ("CICA") section 3870, "Stock-Based Compensation and Other Stock-Based Payments" permitted, and the Company has adopted the fair value method to be applied to all stock-based compensation awards for fiscal years beginning on or after January 1, 2003.  The Company's cost with the fair value method for the three months ended March 31, 2005 was $36,231 (2004 - $34,529) and is included in selling, general and administrative expense.

If compensation cost for the Company's employee awards issued on or after January 1, 2002 had been determined using the fair value based method at the applicable grant dates, its impact on the periods presented would be as follows:

	Three months ended
	March 31,
	2005	2004

Net earnings (loss)	$(1,187,640)	732,016
Additional stock compensation expense	(10,000)	(22,000)

Pro-forma net earnings (loss)	$(1,197,640)	$710,016

Pro-forma net earnings (loss) per common share - basic and diluted	$(0.03)	$0.02

The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of three years, no dividends, expected annual volatility of 93%, and risk-free interest rates of 3%.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

2 Other expenses:

	Three months ended
	March 31,
	2005	2004

Net interest and bank charges	$39,789	$73,414
Interest - non-cash	88,044	76,125
Foreign currency gain	(34,875)	(47,906)

	$92,958	$101,633

3 Net earnings (loss) per share:

The table below is a reconciliation of the denominator used in the calculation of the weighted average number of basic and diluted earnings per common share.  There is no impact on the numerator.

	Three months ended
	March 31,
	2005	2004

Weighted-average number of common shares outstanding (denominator)

Weighted-average number of common shares outstanding - basic	42,051,832	39,715,121
Assumed exercise stock options	-	284,827
Assumed exercise of warants	-	1,494,990
Weighted-average number of common shares outstanding - diluted	42,051,832	41,494,938

 The calculation of assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options.   Where its effect was anti-dilutive, assumed exercise of those particular stock options were not included.  The calculation of assumed exercise of stock options and warrants exclude all anti-dilutive options and warrants.  For the three months ended March 31, 2005, the number of excluded options and warrants was 2,082,516 (2004 - 2,284,300) and 3,146,811 (2004 - 1,940,000) respectively.

The weighted average number of common shares for three months ending March 31, 2005 balance does not include any assumed conversions as a net loss was reported and therefore their effect would be anti-dilutive.

The above calculations also do not include assumed conversion of the convertible long-term debt as its effect would be anti-dilutive.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

4 Segmented information:

The following tables set forth information by operating segments from continuing operations for the three months ended March 31, 2005 and 2004 respectively.   The comparative balance sheet amounts are as at December 31, 2004.

2005	Microwave	Satellite Systems	Consolidated
Sales $	1,945,184	573,935	2,519,119
Gross profit	697,483	261,314	958,797
Total assets related to continuing operations	4,903,273	6,382,097	11,285,370
Property and equipment	192,869	830,483	1,023,352

2004	Microwave	Satellite Systems	Consolidated
Sales	$2,654,450	1,703,061	4,357,511
Gross profit	1,196,445	853,304	2,049,749
Total assets related to continuing operations	5,268,524	6,930,406	12,198,930
Property and equipment	207,030	842,237	1,049,267

5 Supplemental cash flow and other disclosures:

	Three months ended
	March 31,
	2005	2004

Changes in non-cash operating working capital:
Accounts receivable	$95,954	$(286,277)
Inventory	(510,390)	(435,809)
Prepaid expenses and other	70,477	(89,399)
Accounts payable and accrued liabilities	150,664	929,278
Deferred revenue	(5,671)	-

	$(198,966)	$117,793

Supplementary information:
Interest paid	$96,936	104,800
Income taxes paid	$-	41,385

_____________________________________________________________

Management Discussion and Analysis

For the Three Months Ended March 31, 2005

Norsat International Inc.

Management Discussion and Analysis

May 9, 2005

The following information should be read in conjunction with the Company's unaudited interim consolidated financial statements and related notes included therein for the three months ended March 31, 20 05, and the audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2004 included in the Company's 2004 Annual Report.  All of the Company's financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  All amounts following are expressed in Canadian Dollars unless otherwise indicated. Additional information relating to the Company, including the Company's annual information form for the year ended December 31, 2004, may be found on the Company's web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

Overall Performance

First quarter sales were $2.5 million, gross margins were 38%, and net loss was $1.2 million, compared to sales of $4.4 million, gross margins of 47% and net income of $0.7 million in the same period last year.

Sales from Satellite Systems were lower than previous quarters due mostly to delays in receiving customer contracts and the Microwave business unit, in its mature market, continued to see price erosion and competitive bidding from its competitors.  From a product development perspective, our teams worked to bring our new product offerings to market and continue to focus on projects that will produce near-term revenue streams.  Even with such development, we continued to maintain our cost control measures and saw almost no increases in operating costs.

Highlights

  Our Norsat NewsLink(tm) portable terminal was sold to ITN, United Kingdom's largest television news supplier, to enable live and timely broadcasts of breaking news stories from around the world and to carry live exchanges between a nightly news anchor, based in a news hot spot, and the studio in London.

  We entered into partnership with Atlas Telecom.  Atlas Telecom will promote Norsat's products in particular the Norsat OmniLink(tm) portable satellite terminal family and provide Tier I, post-sales support to customers in the Gulf Cooperation Countries (G.C.C.).

  Our Microwave Business Unit introduced the industry's first commercially-produced phase-locked loop low noise block downconverters (PLL LNBs) operating at X and Ka frequency bands and released its new lines of solid-state power amplifiers and recorded its first sales during the quarter.

  We appointed Mr. George King, Mr. Dan Dixon, Mr. Joseph Caprio and Mr. Christopher Hoyle to the Company's Board of Directors.

Norsat International Inc.

Management Discussion and Analysis

Highlights (continued)

  We appointed Mr. William Coyne III, as President & Chief Executive Officer.  Mr. Coyne takes office on May 16, 2005.

Results of Operations

Sales ($000's)	Three Months Ended March 31 (unaudited)
	2005	2004
Microwave	$1,945	$2,655
Satellite Systems	574	1,703
	$2,519	$4,358

First quarter sales were $2.5 million, down 42% from the $4.4 million earned in the first quarter of 2004.  Satellite Systems revenue was $0.6 million and includes the delivery of a Norsat NewsLink(tm) portable terminal into another premier satellite newsgathering organization ITN, United Kingdom's largest television news supplier.  ITN joins our customer base that already includes organizations such as CBS and Fox News in the United States and Sky News in Europe.  The significant decline in sales compared to the prior year reflects the timing of receipt of customer contracts.  The 2004 balances include the Company's successful penetration into the U.S. military market with contracts in excess of $1.5 million.  Our product development teams continue to focus on projects that will produce near-term revenue streams and we expect to see their effects in future periods.  The Microwave business produced sales of $1.9 million, compared to the $2.7 million in the same period last year.  Microwave sales continue to feel the effects of a mature market, ongoing price competition and a significantly weaker U.S. dollar compared to a year ago.   During the quarter we introduced our new products in X and Ka frequency bands and launched our new lines of solid-state power amplifiers and recorded our first sales.  We will continue to promote these new products in both new and our existing markets and extend these offerings into our range of portable satellite terminals.

Gross Margin	Three Months Ended March 31 (unaudited)
	2005	2004
Microwave	36%	45%
Satellite Systems	46%	50%
	38%	47%

The gross margin from Satellite Systems remained strong at 46% in the first quarter of 2005, compared with the 50% in the same period last year. Microwave margins were significantly lower than the 45% recorded in the in the first quarter of 2004, but rebounded from the 20% in the fourth quarter of 2004 and consistent with the 36% for fiscal 2004.  With continued sales pricing competition in both business units we will continue to work with our suppliers to ensure quality products and best overall pricing.

Norsat International Inc.

Management Discussion and Analysis

Operating Costs ($000's)	Three Months Ended March 31 (unaudited)
	2005	2004
Selling, general and administrative	$1,478	$1,425
Product development	409	361
Amortization	159	150
	$2,046	$1,936

Operating costs totaled $2.0 million and were slightly higher than the $1.9 million in the same period of 2004.

Selling, general and administrative (SG&A) expenses in the first quarter were $1.5 million and were relatively consistent with the prior year.  We expect SG&A expenses to remain constant in the foreseeable future.  Product development activities totaled $0.4 million for the first quarter, and increased slightly compared to the prior year but reflects our focus to meet and exceed our customers' needs and focus to constantly improve and extend our range of product offerings in both business units.

	Three Months Ended March 31 (unaudited)
	2005	2004
Earnings (loss) from continuing operations before other expenses and income taxes	$(1,087)	$113

Loss from continuing operations before other expenses and income taxes was $1.1 million in the first quarter of 2005, compared to earnings of  $0.1 million in 2004, due primarily to lower sales and gross margins being earned in the current period.

Other expenses for the first quarter remained consistent with the prior year at $0.1 million and income tax expense was $6.7 thousand.

The net effect of the above factors was a net loss from continuing operations for the quarter of $1.2 million or $0.03 per share basic and diluted, compared to earnings of  $11.6 thousand in 2004 or $0.00 per share - basic and diluted in 2004.

There were no significant effects from discontinued operations during the quarter compared to a gain from discontinued operations of $0.7 million in the same period of 2004, representing a settlement of a liability with a supplier.

Net loss for the quarter was $1.2 million or $0.03 per share - basic and diluted, compared to net earnings of $0.7 million or $0.02 per share - basic and diluted in 2004.

Norsat International Inc.

Management Discussion and Analysis

Quarterly Financial Data (unaudited) (In $000's, except per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2005
Sales	$2,519
Loss from continuing operations	($1,187)
Net loss	($1,188)
Loss per share from continuing operations - basic and diluted	($0.03)
Net loss per share - basic and diluted	($0.03)
Weighted average common shares outstanding - basic and diluted	42,052

2004
Sales	$4,358	$3,371	$5,005	$4,787
Earnings (loss) from continuing operations	$ 12	($355)	$1,006	($233)
Net earnings (loss)	$ 732	($355)	$1,008	($232)
Earnings (loss) per share from continuing operations - basic	$0.00	($0.01)	$0.03	($0.01)
- diluted	$0.00	($0.01)	$0.02	($0.01)
Earnings (loss) per share - basic	$0.02	($0.01)	$0.03	($0.01)
- diluted	$0.02	($0.01)	$0.02	($0.01)
Weighted average common shares outstanding - basic	39,715	39,880	40,037	41,512
- diluted	41,495	39,880	40,638	41,512

2003
Sales	$3,367	$2,512	$3,701	$3,400
Loss from continuing operations	($2,706)	($2,685)	($2,130)	($648)
Net loss	($2,706)	($2,685)	($2,130)	($724)
Loss per share from continuing operations - basic and diluted	($0.08)	($0.07)	($0.06)	($0.02)
Net loss per share - basic and diluted	($0.08)	($0.07)	($0.06)	($0.02)
Weighted average common shares outstanding - basic and diluted	34,177	36,023	36,177	37,983

Liquidity and Capital Resources

The Company's cash and short-term investments balance at March 31, 2005 was $3.8 million, compared to $5.1 million at December 31, 2004.  This change resulted primarily from cash used in operations of $1.1 million and capital purchases of $0.1 million.

Norsat International Inc.

Management Discussion and Analysis

Tabular Disclosure of Contractual Obligations

As of March 31, 2005, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

($000's)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Lease Obligations	$1,535	$ 979	$ 538	$ 18	-
Inventory Purchase Obligations	$3,917	$3,917	-	-	-
Long Term- Debt Obligations	$2,420	-	$2,420	-	-
	$7,782	$4,896	$2,958	$ 18	-

Outstanding Share Data

As at March 31, 2005, the Company had issued and outstanding 42,051,832 common shares.  As at May 9, 2005, no additional common shares had been issued and a total of 2,340,717 options and 3,096,811 share purchase warrants were outstanding that entitle the holder to purchase one common share of the Company at various prices.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Consolidated Financial Statements included in Norsat's 2004 Annual Report. A discussion of the critical accounting policies and the related estimates are included in Management's Discussion and Analysis in the 2004 Annual Report. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2004.

Form 52-109FT2 - Certification of Interim Filings During Transition Period

I, Amiee Chan, Chief Financial Officer of Norsat International Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Norsat International Inc., (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: May 12, 2005

Signed "Amiee Chan"
Signature
Title: Acting Chief Financial Officer

Form 52-109FT2 - Certification of Interim Filings During Transition Period

I, Amiee Chan, Chief Executive Officer of Norsat International Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Norsat International Inc., (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: May 12, 2005

Signed "Amiee Chan"
Signature
Title: Acting Chief Executive Officer